Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS ANNOUNCES STUDY RESULTS FROM PHASE 2 STUDY OF VARLITINIB IN FIRST-LINE GASTRIC CANCER

Singapore, 14 January 2019 – ASLAN Pharmaceuticals (NASDAQ:ASLN, TPEx:6497), a clinical-stage biopharmaceutical company targeting cancers that are both highly prevalent in Asia and orphan indications in the United States and Europe, today announced an update on its global placebo-controlled, double-blind phase 2 clinical study of varlitinib as a first-line therapy in HER1/HER2 co-expressing advanced or metastatic gastric cancer patients, comparing varlitinib plus mFOLFOX6 to placebo plus mFOLFOX6. In the recently completed study, varlitinib did not meet the primary endpoint of significant reductions in tumour size after 12 weeks of treatment.

Based on independent central review, patients treated with varlitinib plus mFOLFOX6 had an average tumour shrinkage of 22.0% after 12 weeks compared to 12.5% for patients treated with mFOLFOX6 alone. This difference did not reach statistical significance. Upon review of 17 progression free survival (PFS) events to date, there was a trend towards an improvement in PFS in patients treated with varlitinib.

Overall patient characteristics were well-balanced between the two arms with the exception of baseline ECOG status. The proportion of patients with the best performance status (ECOG of 0) was substantially higher in the control arm (46.2%) than in the varlitinib arm (19.2%).

Varlitinib in combination with mFOLFOX6 was very well-tolerated with 73.1% of patients taking varlitinib experiencing a grade 3 or higher adverse event compared to 88.5% of patients taking mFOLFOX6 alone.

Dr Mark McHale, Chief Operating Officer, ASLAN Pharmaceuticals, said: “First-line gastric cancer is a very challenging indication to treat and the majority of patients present with advanced disease at initial diagnosis. To date, no targeted therapies have been approved to treat gastric cancer with low HER-family expression. Whilst we are disappointed by the study findings, we are encouraged by the positive safety data and remain confident that varlitinib’s potent pan-HER inhibition has the potential to yield benefits in biliary tract cancer where HER family expression is known to be high. We look forward to presenting the upcoming data in first-line biliary tract cancer at ASCO GI later this week and delivering topline data from our pivotal TreeTopp study in second-line biliary tract cancer which is expected in the second half of 2019.”

ASLAN will continue to analyse data from this study, working with study investigators on the future publication of these results, and will focus on development in biliary tract cancer and other indications where varlitinib has shown activity.

Ends

Media and IR contacts

Emma Thompson	Robert Uhl
Spurwing Communications	Westwicke Partners
Tel: +65 6340 7287	Tel: +1 858 356 5932
Email: ASLAN@spurwingcomms.com	Email: robert.uhl@westwicke.com

About varlitinib (ASLAN001)

Varlitinib (ASLAN001) is a highly potent, oral, reversible, small molecule pan-HER inhibitor that targets the human epidermal growth factor receptors HER1, HER2 and HER4. These receptors can be mutated or overexpressed in many tumours, which can cause excessive proliferative activity and uncontrolled growth. Therefore, by inhibiting the activation of the HER receptors, varlitinib could inhibit proliferation and control tumour growth. Varlitinib is currently being studied in gastric, biliary tract, breast and colorectal cancers. Varlitinib has been granted orphan drug designation in the United States for gastric cancer and cholangiocarcinoma, a sub-type of biliary tract cancer, and was awarded orphan drug designation for the treatment of biliary tract cancer by the Ministry of Food and Drug Safety in South Korea.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (NASDAQ:ASLN, TPEx:6497) is a clinical-stage oncology-focused biopharmaceutical company developing novel therapeutics for global markets. ASLAN targets diseases that are both highly prevalent in Asia and orphan indications in the United States and Europe. Led by a senior management team with extensive experience in global and regional development and commercialisation, ASLAN is headquartered in Singapore and has offices in Taiwan and China. ASLAN’s portfolio is comprised of four product candidates which target validated growth pathways applied to new patient segments, novel immune checkpoints and novel cancer metabolic pathways. ASLAN’s partners include Array BioPharma, Bristol-Myers Squibb, Almirall and CSL. For additional information please visit www.aslanpharma.com.

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This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the Company’s business strategy, the Company’s plans to develop and commercialise its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties.  Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s prospectus dated May 8, 2018 filed with the US Securities and Exchange Commission on such date.

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